Exhibit 99.1

Gravity Co., Ltd. NASDAQ: GRVY Citigroup Asia Internet & Telecom Tour Shilla Hotel - Seoul, Korea Friday, June 29, 2007

Disclaimer These materials have been prepared by GRAVITY Co., Ltd. ("Gravity" or the "Company"), solely for use at the Company's presentation at the Citigroup Asia Internet & Telecom Tour in Seoul, Korea and have not been independently verified. No representations or warranties, express or implied, are made as to, and no reliance should be placed on, the accuracy, fairness or completeness of the information presented or contained in these materials. Neither the Company nor any of its affiliates, advisers or representatives accepts any responsibility whatsoever for any loss or damage arising from any information presented or contained in these materials. The information presented or contained in these materials is subject to change without notice and its accuracy is not guaranteed. The presentations do not constitute an offer or invitation to purchase or subscribe for any shares or other securities of the Company and neither any part of the materials nor any information or statement contained therein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Certain statements or other disclosure content in these presentation materials may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward- looking statements are based on our current assumptions, expectations and projections about future events. All forward- looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Agenda Company Overview Current Business Strategy for FY2007 Financial Performance

I. Company Overview BRAZIL U.S.A/CANADA JAPAN THAILAND THE PHILIPPINES INDONESIA MALAYSIA SINGAPORE TAIWAN HONG KONG MACAU AUSTRALIA CHINA KOREA RUSSIA EUROPE MIDDLE EAST CHILE AFRICA GRAVITY has online game coverage across 62 countries Operations by Geographic area (as of December 2006) Gravity is a Korea-based developer and publisher of online games, with newly built positions in mobile and online casual segments. Fast growing global online PC games market Large global game distribution network 4 wholly owned subsidiaries in the U.S., France, Russia and Dubai and 15 global licensees distributing to 62 countries Leading online game in multiple markets Gravity's principal product, Ragnarok OnlineTM, is a massively multiplayer online role playing game (MMORPG) which has had the highest global user penetration in Japan, Taiwan, Thailand, the Philippines, Brazil, Indonesia, Malaysia and Singapore Robust online game lineup Among other new MMORPG and casual games, the highly anticipated Ragnarok Online 2TM sequel is slated for commercialization in late summer 2007 Source: the Company

II. Current Business FY2004 FY2005 FY2007 FY2006 Gravity's line-up for the past three years and upcoming games for 2007 Source: the Company Ragnarok OnlineTM (since August 2002) R.O.S.E. Online (since January 2005) Time N Tales (since July 2006) STYLIA (since June 2006) By the end of 2007, the Company expects to have commercialized a total of 6 MMORPGs and 4 casual games, which include racing, ice hockey and baseball genres.

II. Current Business Gravity expects increased revenues in 2007 due to commercialization of new games Note: Total revenues in 2007 does not include revenues derived from products other than Ragnarok Online 2TM and Emil Chronicle Online since these are likely the only products to be commercialized in the overseas markets in 2007. Source: the Company II. Current Business

II. Current Business 2007 New Game Titles - Executed Licensing Contracts Game Title Game Type Combined Initial Payment and Ongoing Minimum Royalties Testing and Commercialization* MMORPG MMORPG MMORPG Casual Racing Game Casual Hockey Game Casual Baseball Game Not Determined Not Determined Not Determined Not Determined US $57.2 Million† (8 countries) US $6.8 Million (China and SE Asia) OBT: Since May 28, 2007 Service: 2007 3Q OBT: 2007 3Q Service: 2007 4Q OBT: Since April 27, 2007 Service: 2007 3Q OBT: 2007 3Q Service: 2007 4Q OBT: 2007 3Q Service: 2007 4Q OBT: 2007 3Q Service: 2007 4Q † The amount is one of the highest pre-service license fees in online game history * Subject to changes in the closed and open beta testing schedules Source: the Company

II. Current Business Source: www.17173.com, the leading online game website in China (as of January 2007) Ragnarok Online 2TM is one of the most anticipated online games in China 1 3 4 5 2 Ranking Title Developer ^^^?2(RO2) GRAVITY ^?^^ SUN WEBZEN ^^^^^ Chinese Paladin Online ^^ (SOFT STAR) ^^^^ Aion NCSOFT ^^^^^^^3 JX3 Online ?^ (KING SOFT) II. Current Business Ragnarok Online 2TM

II. Current Business Gravity has effectively implemented micro-transactions in its major markets II. Current Business

II. Current Business Strengths Strong brand power of Ragnarok OnlineTM and high quality customer service Largest global distribution platform through an extensive overseas network One of the leading online game development and publishing companies in Korea (Success of Ragnarok OnlineTM demonstrates proven development capability) Opportunities Growth of global online game markets Fast trend in movement toward online platforms High growth of Internet users and broadband network Mainstream adoption of online gaming Weaknesses High dependency on Ragnarok OnlineTM, which is experiencing declining sales and approaching the end of its life cycle Weak internal controls and increased development costs Inconsistent and volatile revenues and profits Limited marketing capability without its own portal site Threats Severe competition and growing costs Shortening life cycle of MMORPG games Penetration of console games Protectionist policies implemented by various countries to safeguard their domestic gaming industry Vulnerability to hacking and illegal playing Gravity SWOT Analysis Source: the Company

III. Strategy for FY2007 1. Retain, Build and Leverage Strengths Strengthen pipeline of new games to maintain competitive position in the marketplace Enhance in-house development capabilities and upgrade game content quality (The number of game development and support staff increased 105% from 251 in 2003 to 515 in 2006) Secure high quality game titles in Korea and other countries (In 2006, the Company acquired the global publishing right for Emil Chronicle Online and invested in Perpetual Entertainment, Inc., the developer of Gods & Heroes and Star Trek Online) Save development time and cost through introduction of casual games Implement new stock option plan to attract and retain key developers and managers Continue building global networks Reinforce relationships with local partners in existing markets Penetrate new, higher growth markets such as the EU, CIS, Middle East and U.S. to diversify revenues geographically Continue strengthening alternate revenue sources such as merchandising and the mobile game business

III. Strategy for FY2007 2. Remedy Weaknesses and Pursue New Opportunities Consider restructuring and other internal cost cutting measures to reduce overhead expenses and development costs (In 2006, the Company reduced its commission and advertising expenses by 45.36% and 40.32%, respectively, as part of its efforts to minimize its expense items. Please refer to page 19) Diversify and stabilize revenues through new businesses and potential acquisitions Explore related Internet, media and entertainment content businesses having stable, growth revenues and sharing synergies with Gravity's existing online game business (In 2005, the Company acquired Neocyon to enhance its mobile business) Improve communications with investors and research analysts to increase share price and share liquidity (The Company will begin quarterly conference calls with investors beginning in mid-2007) Resolve outstanding shareholder class action litigation (In 2007, the Company reached a preliminary settlement with the class action plaintiffs) Improve internal control system Establishment of compliance team and ERP Compliance with Sarbanes-Oxley Act

IV. Financial Performance FY2005 FY2005 FY2006 YoY (%) Revenue 53,384 40,963 (23.27) (Subscription) 11,249 8,420 (25.15) (Royalties & License Fees) 37,375 26,123 (30.11) (Mobile) 1,664 3,840 130.77 (Others) 3,096 2,580 (16.67) Expenses 56,052 53,160 (5.16) Operating Profit (loss) (2,668) (12,197) 357.16 Pre-tax Profit (loss) (3,455) (9,932) 187.47 Net Income (loss) (3,030) (22,265)* † 634.82 (in millions of KRW) Income Statement Summary * The substantial increase in net loss is largely attributed to income tax expenses for 2006 which totaled KRW 12,069 million (US$ 12,977 thousand) because the deferred income tax assets of KRW 15,187 million (US$ 16,330 thousand) were treated as income tax expenses. Deferred income tax assets consist of withholding taxes related to overseas royalty payments. It is possible that these income tax expenses could be treated as income tax benefits if any taxable income becomes realizable in the future. Therefore, the Company considered curtailing its tax expenses since the value of these deferred income tax assets could be utilized when new products, such as Ragnarok Online 2TM, are successfully introduced to the market. However, the Company instead decided to recognize its deferred income tax assets as expenses since it is difficult to estimate the future profit and loss to be derived from the Company's new games. † The increase in net loss is also attributed to our litigation charge of KRW 4,648 million attributed to the pending settlement of our class action lawsuit in the United States District Court for the Southern District of New York as In re Gravity Co., Ltd. Securities Litigation, No. 1:05-CV-04804-LAP. Source: the Company

IV. Financial Performance FY2003 FY2004 FY2005 FY2006 YoY (%) (2005-2006) Payroll 1,738 3,156 5,694 8,054 41.44 Retirement expenses 137 392 608 626 2.96 Fringe benefit 314 493 853 1,441 68.93 Travel expenses 19 260 572 670 17.13 Taxes 137 159 1,398 997 (28.68) Depreciation & Amortization 362 993 1,138 1,468 29.00 Commission & Service charge 2,602 2,648 9,570 5,229 (45.36) Advertisement 4,233 4,614 6,273 3,744 (40.32) Research & Development 1,597 2,029 9,219 9,239 0.22 Rent fee 386 519 778 2,461 216.32 Stock option expenses 0 20 610 257 (57.87) Impairment loss 1,074 0 1,568 1,913 23.92 Loss on disposal of assets (76) (34) 337 26 (92.28) Penalties 57 0 227 0 (100.00) Litigation charges Others 0 377 0 440 0 1,170 4,648 (5,359) N/A (558.03) Total 12,957 15,689 40,014 35,414 (11.50) (in millions of KRW) Breakdown of Operating Expenses from 2003 - 2006 Number of Employees by Department As of December 31, As of December 31, As of December 31, As of December 31, As of December 31, 2003 2004 2005 2006 Senior management 4 7 8 5 Finance 4 8 13 15 Marketing 18 27 43 25 Game development and support 225 357 443 470 Total 251 399 507 515 IV. Financial Performance Source: the Company

IV. Financial Performance FY2005 FY2006 YoY (%) Asset 145,754 122,561 (15.91) Current Asset 109,428 88,203 (19.40) (Cash & cash equivalents) 25,874 35,314 36.48 (Short term investments) 59,900 45,835 (23.48) (Accounts Receivables) 4,784 2,163 (54.79) Non-current asset 36,326 34,358 (5.42) (Intangible assets) 12,750 10,393 (18.49) (PPE) 11,863 8,472 (28.58) Liability 24,970 24,419 (2.20) Current Liability 19,448 16,192 (16.74) Non-current liability 5,522 8,227 48.99 Shareholder's Equity 120,762 98,113 (18.76) Common Shares Additional paid-in capital 3,474 74,902 3,474 74,694 0 (0.28) Liability & Shareholder's Equity 145,754 122,561 (15.91) (in millions of KRW) Balance Statement Summary Source: the Company

Revenues Ragnarok OnlineTM (launched in 2002) is approaching maturity in its life cycle The Korean Won has strengthened against other foreign currencies 2002 2003 2004 2005 2006 Revenues and Total Users Source: the Company (in billions of KRW) Source: the Company (in millions of KRW) 2007 IV. Financial Performance Gravity expects increased revenues in 2007 and 2008 due to commercialization of new games, such as Ragnarok Online 2TM, the anticipated sequel of Ragnarok OnlineTM. 64.4

IV. Financial Performance Revenues vs. Costs & Expenses Expenses remained higher than revenues due to: (1) Increased headcount (2) Continued development costs related to new game lineup It is expected that revenues will increase, whereas R&D expenses will decrease due to launch of new line-up in 2007 and 2008. Costs & Expenses Expenses decreased despite increased headcount and development activities Costs decreased despite commercialization of Time N Tales and Stylia R&D expenses is expected to decrease after new products are released in 2007 and 2008. (in billions of KRW) Source: the Company Source: the Company (in billions of KRW)